Exhibit 99.1

Donald Tremblay Joins Telesat as Chief Financial Officer

OTTAWA, CANADA – August 27, 2025 – Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced the appointment of Donald Tremblay as its new Chief Financial Officer (CFO), effective October 20, 2025. A highly experienced CFO, Mr. Tremblay brings over 35 years of financial expertise and leadership, including at publicly listed companies in high-growth, capital intensive industries. He has deep experience in equity and debt capital market transactions, mergers and acquisitions, compliance, and risk management. Mr. Tremblay will be succeeding Andrew Browne, who announced in March of this year that he would be retiring after serving as Telesat’s CFO since 2019.

Most recently, Mr. Tremblay served as CFO of Champion Iron, where he was responsible for managing the company’s finances and treasury, playing an important role in positioning the company to successfully execute its operating and growth strategies. During his tenure as CFO of Transalta, he restructured the company’s balance sheet to strengthen its financial position and enhanced its capital management discipline. As CFO of Brookfield Renewable, Mr. Tremblay played an instrumental role in growing the organization’s market capitalization from $300 million to over $2.5 billion.

“Donald’s extensive leadership experience, broad financial expertise, and deep understanding of capital markets make him a valuable addition to Telesat’s executive team,” said Dan Goldberg, President and CEO of Telesat. “We look forward to welcoming him onboard as we execute on our compelling growth plans with a focus on delivering the highest quality services to our customers and creating significant value for all of our stakeholders.”

“I’m excited to join Telesat at such a pivotal time,” stated Tremblay. “Telesat has a long history of innovation and a highly promising plan to grow its business. I’m eager to join the world-class team of professionals at Telesat and contribute to the company’s next phase of growth and value creation.”

Commenting on Mr. Browne’s retirement, Goldberg stated: “Andrew is retiring after a long and distinguished career as a senior finance professional, including serving as CFO at a number of the leading satellite operators in our industry. We’re deeply grateful to Andrew for his leadership, dedication, professionalism and collegiality throughout his tenure at Telesat. He played a critical role in securing the funding required for Telesat Lightspeed and in laying the foundation as Telesat transitioned to a public company. We thank him for his dedication and vital contributions to the company and extend our very best wishes as he embarks on his well-deserved retirement.”

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most innovative global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s state-of-the-art Low Earth Orbit (LEO) satellite network, has been optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity, secure and resilient links with fibre-like speeds. For updates on Telesat, follow us on LinkedIn, X, or visit www.telesat.com.

Media Contact:

W2 Communications for Telesat

telesat@w2comm.com

Investor Relations Contact:

James Ratcliffe

+1 613 748 8424

ir@telesat.com

Telesat Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “execute,” “delivering,” “creating,” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. All statements made in this news release are made only as of the date set forth at the beginning of this release. Telesat undertakes no obligation to update the information made in this news release in the event facts or circumstances subsequently change after the date of this news release.

These forward-looking statements are not guarantees of future performance, are based on Telesat’s current expectations and are subject to a number of risks, uncertainties, assumptions, and other factors, some of which are beyond Telesat’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: inflation, rising or prolonged elevated interest rates, and increased tariffs; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the ability to deploy successfully an advanced global LEO satellite constellation and the timing of any such deployment; Telesat’s ability to meet the conditions for advance of the loans under the funding agreements for the constellation; technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all; the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains; competition, including with other LEO systems, deployed and yet to be deployed; risks associated with domestic and foreign government regulation, including access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; volatility in exchange rates; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat’s annual report on Form 20-F for the year ended December 31, 2024, that was filed on March 27, 2025, with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval+ (“SEDAR+”), and may be accessed on the SEC’s website at www.sec.gov and SEDAR+’s website at www.sedarplus.ca.